PANEL REPORT ON TASEKO’S NEW PROSPERITY PROJECT EXPECTED THIS WEEK

October 28, 2013 - Vancouver, BC – The Federal Review Panel conducting the environmental assessment of Taseko’s (TSX: TKO; NYSE MKT: TGB) New Prosperity Gold-Copper project is expected to submit its report to the Federal Minister of the Environment and release it to the public by Friday, November 1, 2013.

In anticipation of this report, Taseko wishes to inform the many stakeholders who have been involved in the environmental assessment over the past 24 months of the remaining steps in the process.

The Panel is not a decision making authority. The Panel Report is information for the Minister and it will be considered along with other information upon which the Federal Government will base its decision.

Federal Environmental Assessments are a design level planning tool focused on identifying potential adverse environmental effects that are within federal jurisdiction. The guidelines used to determine whether an adverse effect is likely, as prescribed in law under the Canadian Environmental Assessment Act of 2012, are as follows:

Step 1 -	is the environmental effect adverse?
Step 2 -	is the adverse environmental effect significant based on the application of the following five criteria?;

(i)	magnitude;
(ii)	geographic extent;
(iii)	duration and frequency;
(iv)	degree to which the effect is reversible or not; and
(v)	ecological context

Step 3 -	is a significant adverse effect “likely”?

Based on the project that Taseko has proposed and a fair and consistent application of the criteria under CEAA 2012, Taseko expects the Panel report to conclude there are no significant adverse environmental effects resulting from this project. Only the Minister of the Environment can determine whether the project is likely to cause adverse environmental effects, taking into account mitigation measures that are identified during the environmental assessment. If the Minister makes that determination, the Federal Cabinet will then decide whether these effects are justified in the circumstances, similar to the decision the Province made in its Environmental Review of Prosperity 2 ½ years ago. A decision statement from the Federal Government is expected to be issued within 120 days from the date of the report’s submission to the Minister.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Media - Brian Battison 778-373-4533 or toll free 1-877-441-4533
Investors - Brian Bergot778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.